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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Energy West, Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29274A-10-5

(Cusip Number)

Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Fl., Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29274A-10-5			Page 2 of 6

1.	Name of Reporting Person: Turkey Vulture Fund XIII, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ohio

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 166,358

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 166,358

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 166,358

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.41%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 29274A-10-5			Page 3 of 6

1.	Name of Reporting Person: Richard M. Osborne		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 206,358(1)

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 206,358(1)

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 206,358(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.95%

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 166,358 shares held by Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company of which Mr. Osborne is the sole Manager.

     This Amendment No. 8 to Schedule 13D is filed on behalf of Richard M. Osborne and Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the “Fund”), of which Mr. Osborne is the sole Manager, relating to shares of common stock, par value $0.15 per share (the “Shares”), of Energy West, Incorporated, a Montana corporation (“Energy West”).

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of Schedule 13D is amended and supplemented as follows:

     The Shares reported herein as having been acquired by Mr. Osborne were acquired for the aggregate purchase price of approximately $242,000 (excluding commissions) with margin debt from Wachovia Securities.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(c) of Schedule 13D are amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by Energy West, there are 2,595,250 Shares outstanding. The Fund holds 166,358 Shares, or approximately 6.41% of the outstanding Shares. Mr. Osborne owns 40,000 Shares individually. As sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all 206,358 Shares, or approximately 7.95% of the outstanding Shares.

     (c) Since the filing of Amendment No. 7 to Schedule 13D, dated November 20, 2003, Mr. Osborne purchased 40,000 Shares on December 24, 2003 in an open market transaction at an approximate per share price, excluding commissions, of $6.05.

     The Fund has not effected any transactions in the Shares in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     As more fully described in Amendment No. 4 to Schedule 13D, on October 3, 2003, Mr. Osborne, on behalf of the Fund, and J. Michael Gorman voluntarily terminated their voting agreement with respect to the election of directors at Energy West’s 2003 Annual Meeting of Shareholders. However, Mr. Gorman, the Fund and Mr. Osborne may still have been deemed to be a group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Act”) because Mr. Osborne and Mr. Gorman were members of the Committee to Re-Energize Energy West, formed to help elect directors at the Annual Meeting. Immediately following the conclusion of the Annual Meeting on December 3, 2003, at which Mr. Osborne was elected to the Board of Directors of Energy West, the Committee was disbanded. Therefore, as of that date, Mr. Osborne and the Fund could not be deemed to be a group with Mr. Gorman pursuant to the Act, and Mr. Gorman, who individually is not the beneficial owner of more than five percent of the Shares, is not subject to the filing requirements of Rule 13d-1 of the Act. All future amendments, if any, required to be filed to this Schedule 13D will be filed by Mr. Osborne and the Fund and will not include Mr. Gorman.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.1	Joint Filing Agreement

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004

Turkey Vulture Fund XIII, Ltd.

/s/ Richard M. Osborne

Richard M. Osborne, Manager

/s/ Richard M. Osborne

Richard M. Osborne